UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-37519

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Intercarolina Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3300 Battleground Avenue, Suite 202
(No. and Street)

Greensboro	NC	27410
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joe Navolanic	336 288 6890	j.navolanic19@intercarolina.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Batchelor, Tillery & Roberts, LLP
(Name – if individual, state last, first, and middle name)

3605 Glenwood Avenue, Suite 350	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

2009	3675
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

February 26, 2024

Batchelor, Tillery & Roberts, LLP
Post Office Box 18068
Raleigh, North Carolina 27612

In connection with your engagement to apply agreed-upon procedures to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) of Intercarolina Services, Inc. for the year ended December 31, 2023, we confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your engagement.

1) We are responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.
2) We are responsible for establishing and maintaining effective internal control over compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).
3) We are responsible for the presentation of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.
4) As of December 31, 2023, the General Assessment Reconciliation (Form SIPC-7) is presented in compliance with the applicable SIPC-7 instructions in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.
5) We are responsible for selecting the agreed-upon procedures criteria and for determining that such criteria are sufficient and appropriate for our purposes.
6) We have disclosed to you all known noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including noncompliance occurring after December 31, 2023.
7) We have made available all documentation and other information that we believe is relevant to our compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).
8) There have been no communications from regulatory agencies, internal auditors, or other independent accountants or consultants regarding possible noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including communications received between December 31, 2023 and the date of this letter.
9) We have responded fully to all inquiries made to us by you during the engagement.
10) No events have occurred subsequent to December 31, 2023 and through the date of this letter that would require adjustment to or modification of the General Assessment Reconciliation.

3300 Battleground Ave
Suite 202
Greensboro N.C. 27410

Member FINRA & SIPC

Phone 800-326-3705
336-288-6890
Fax 336-545-1971

OATH OR AFFIRMATION

I, Richard Bryant, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ______________________, as of 12/31, 2 23, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: President

AVERY FRENCH
My Commission Expires
NOTARY
PUBLIC
October 15, 2028
GUILFORD COUNTY, NC

____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

11) Your report is intended solely for the information and use of Intercarolina Financial Services, Inc. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Intercarolina Financial Services, Inc.

Joe Navolanic

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Stockholders
Intercarolina Financial Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Intercarolina Financial Services, Inc. (the "Company") as of December 31, 2023, and the related statements of income and retained earnings, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information in schedules 1-3 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the company's auditor since 2013.

Raleigh, North Carolina
February 26, 2024

INTERCAROLINA FINANCIAL SERVICES, INC.

December 31, 2023

Table of Contents

Intercarolina Financial Services, Inc.

Statement of Financial Condition
As of December 31, 2023

ASSETS

Cash	$ 77,537
Accounts Receivable:	
Commissions and Fees	109,038
Stockholders	52,116
Brokers	58,252
Prepaid Items	6,912
Furniture and Equipment at Cost, Net of Accumulated Depreciation of $9,815	2,853
Operating Lease Right-of-Use Assets	154,971
TOTAL ASSETS	**$ 461,679**

LIABILITIES AND STOCKHOLDERS' EQUITY

Commissions Payable	$ 88,564
Accounts Payable, Accrued Expenses and Other Liabilities	28,638
Advances from Stockholders	3,761
Operating Lease Liabilities	155,927
TOTAL LIABILITIES	**276,890**
Stockholders' Equity	
Common Stock ($1 par Value, 100,000 Shares Authorized, 1,338 Shares Issued and Outstanding)	1,338
Additional Paid-in Capital	58,518
Retained Earnings	124,933
TOTAL STOCKHOLDERS' EQUITY	**184,789**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 461,679**

The accompanying Notes are an integral part of these Financial Statements

Intercarolina Financial Services, Inc.

February 26, 2024

Batchelor, Tillery & Roberts, LLP
Post Office Box 18068
Raleigh, North Carolina 27612

This representation letter is provided in connection with your audit of the financial statements of Intercarolina Financial Services, Inc. (the "Company") which comprise the balance sheets as of December 31, 2023, and the related statements of income and retained earnings, and cash flows for the years then ended, and the related notes to the financial statements, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States of America. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 26, 2024, the following representations made to your during your audits.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated December 13, 2023, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
    - Access to all financial records and other information of which we are aware that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters, including the names of all related parties and all relationships and transactions with related parties.

  - Additional information that you have requested from us for the purpose of the audit.

  - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.

  - Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.

- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.

- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.

- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:

  - Management,

  - Employees who have significant roles in internal control, or

  - Others where the fraud could have a material effect on the financial statements.

- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.

- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.

- Related-party relationships or transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been properly accounted for and adequately disclosed in the financial statements.

- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.

- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.

- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP. (there are none)

- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.

- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.

- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.

- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.

- There are no securities or investments not readily marketable owned by us or pledged to secure assets loaned pursuant to subordinated agreements.

- The Company has assessed the impact of FASB ASC 740, Income Taxes , and has determined that no material liability is required to be recorded.

- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.

- There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with *FASB Accounting Standards Codification 275, Risks and Uncertainties*.

- We have obtained the service auditor's report from our service organization Pershing. We have reviewed that report, including the complementary user controls. We have implemented the relevant user controls and they were in operation for the year ended December 31, 2023.

- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.

- There are no side agreements, implicit provisions, unstated business conventions, or other arrangements (either written or oral) that have not been disclosed to you.

- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.

- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

- We understand and acknowledge our responsibility for the fair presentation of the supplemental schedules of changes in stockholder's equity, of computation and reconciliation of net capital, and of computation for determination of reserve requirements (from which we are exempt) in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe this supplemental information, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of this information have not changed from those used in the prior period. The form and content of this information complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.

- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2023 or through February 26, 2024.

- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.

- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:

    - Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.

    - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at December 31, 2023 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2023.

- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, exemtion from the reserve and reconciliation requirements, are the responsibility of management. We have made

available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2023 and through February 26, 2024.

- Net capital computations prepared by us during the period Janaury 1, 2023 through February 26, 2024 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.

- There were no significant deficiencies or material weaknesses at December 31, 2023 or during the period Janaury 1, 2023 through February 26, 2024, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).

- We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(c)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

- The Company did not owe the PCAOB any accounting support fees for the year ended December 31, 2023.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Intercarolina Financial Services, Inc.

Joe Navolanic

Intercarolina Financial Services, Inc.

Financial Statements

December 31, 2023

Intercarolina Financial Services, Inc.

Statement of Income
For the Year Ended December 31, 2023

Revenues	
Commissions - Listed Securities and Options	$ 14,464
Commissions - All Other Securities	267,354
Sale of Investment Company Shares	191,330
Sale of Unregistered Offerings	140,658
Fees for Account Supervision, Investment Advisory and Other Administrative Services	1,623,393
Variable Annuity Contracts	299,947
Other	25,781
TOTAL REVENUES	2,562,927
Expenses	
Commissions	2,070,846
Officer Salaries and Fringe Benefits	35,389
Employee Compensation	162,874
Payroll Taxes	18,685
Insurance	27,285
Rent	46,948
Depreciation and Amortization	1,180
Regulatory and Exchange Fees	0
Office	34,878
Taxes and Licenses	497
Other	21,174
TOTAL EXPENSES	2,447,120
INCOME BEFORE INCOME TAX	115,807
INCOME TAX PROVISION	11,385
NET INCOME	$ 104,422

The accompanying Notes are an integral part of these Financial Statements

Intercarolina Financial Services, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2023

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Stockholders' Equity January 1, 2023	$ 1,338	$ 58,518	$ 151,123	$ 210,979
Net Income	0	0	104,422	104,422
Dividends Paid	0	0	(130,612)	(130,612)
Stockholders' Equity December 31, 2023	$ 1,338	$ 58,518	$ 124,933	$ 184,789

The accompanying Notes are an integral part of these Financial Statements

Intercarolina Financial Services, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2023

Cash Flows from Operating Activities:	
Net Income	$ 104,422
Adjustments to Reconcile Net Income to	
Net Cash Provided by Operating Activities:	
Depreciation	1,180
Increase (Decrease) in Operating Assets:	
Deposit with Clearing Organization	35,000
Commissions and Fees Receivable	201,255
Accounts Receivable Brokers	(4,892)
Prepaid Items	(1,291)
Operating Lease Right of Use Assets	46,258
Decrease in Operating Liabilities:	
Accounts Payable and Accrued Expenses	(204,148)
Operating Lease Liabilities	(51,249)
Net Cash Provided by Operating Activities	**126,535**
Cash Flows from Investing Activities	
Advances to Stockholders	(15,223)
Repayment of Advances to Stockholders	1,047
Net Cash Used by Investing Activities	**(14,176)**
Cash Flows from Financing Activities:	
Advances from Stockholders	3,761
Repayment of Advances from Stockholders	(1,443)
Dividends Paid	(130,612)
Net Cash Used by Financing Activities	**(128,294)**
Net Decrease in Cash	**(15,935)**
Cash at Beginning of Year	**93,472**
Cash at End of Year	**$ 77,537**
Supplemental Cash Flows Disclosures:	
Cash Paid for Income Tax	$ 9,898
Non-Cash Investing and Financing Activities:	
Right of Use Asset and Operating Lease Liability	$ 160,268

The accompanying Notes are an integral part of these Financial Statements

Intercarolina Financial Services, Inc.

Notes to Financial Statements
December 31, 2023

NOTE 1 - Summary of Significant Accounting Policies

Organization and Nature of Business - Intercarolina Financial Services, Inc., ("The Company") is a fully disclosed introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Basis of Presentation - The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services. The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

The Company charges certain expenses to its brokers including occupancy, insurance, regulatory and exchange fees and professional fees. The expenses in the Statement of Income are presented net of chargebacks.

Securities Transactions - Commission revenues from securities transactions are recognized on a trade-date basis.

Accounts Receivable–Brokers – Accounts receivable brokers consists of non-secured advances to brokers and allocable operating expenses charged to brokers which will be repaid with future commissions.

Bad Debts - The Company records an allowance for doubtful receivables in amounts equal to the estimated collection losses that will be incurred. Management considers all accounts receivable collectible at December 31, 2023, therefore no allowance is required.

Furniture and Equipment – Furniture and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets, primarily 5-10 years, using the straight-line method. Depreciation expense was $1,179 in 2023.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income - Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Cash - For purposes of reporting cash flows, cash includes cash on deposit with federally insured commercial banks, cash on deposit with clearing brokers, and certificates of deposit with original maturities of three months or less.

(Continued)

NOTE 1 – Summary of Significant Accounting Policies (Continued)

Use of Estimates - The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Leases – In accordance with ASC 842, operating lease liabilities and their corresponding right-of-use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. Certain adjustments to the right-of-use asset may be required for items such as incentives received. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rate to discount lease payments, which reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. Prospectively, the Company will adjust the right-of-use assets for straight-line rent expense or any incentives received and remeasure the lease liability at the net present value using the same incremental borrowing rate that was in effect as of the lease commencement or transition date. The Company has elected not to recognize leases with an original term of one year or less on the statement of financial condition. The Company typically only includes an initial lease term in its assessment of a lease arrangement. Options to renew a lease are not included in the Company's assessment unless there is reasonable certainty that the Company will renew.

Assumptions made by the Company at the commencement date are re-evaluated upon occurrence of certain events, including a lease modification. A lease modification results in a separate contract when the modification grants the lessee an additional right of use not included in the original lease and when lease payments increase commensurate with the standalone price for the additional right of use. When a lease modification results in a separate contract, it is accounted for in the same manner as a new lease.

Maturities of lease liabilities under operating leases as of December 31, 2023 are as follows:

2024	$ 40,766
2025	38,744
2026	39,902
2027	41,098
2028	24,390
Total Undiscounted Lease Payments	184,900
Less interest	(28,973)
Total Lease Liabilities	$ 155,927

(Continued)

Intercarolina Financial Services, Inc.

Notes to Financial Statements
December 31, 2023

NOTE 1 – Summary of Significant Accounting Policies (Continued)

All of the Company's leases accounted for under ASC 842 which includes the lease of office space under a five-year agreement expiring in 2028 and the lease of office equipment under a 63-month agreement expiring in 2024. The total lease cost associated with these leases for the year ended December 31, 2023 was $46,948.

Deposits Held In Financial Institutions - The Company maintains its cash balances in bank deposit accounts that, at times, may exceed federally insured limits. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per institution and did exceed the federally insured limit at December 31, 2023.

Subsequent Events - Subsequent events have been evaluated through February 9, 2024, which is the date the financial statements were available to be issued.

NOTE 2 - Related Party Transactions

The Company has made unsecured non-interest-bearing advances to stockholders of $52,116 as of December 31, 2023. The Company had received unsecured non-interest bearing advances from a stockholder of $3,761 as of December 31, 2023.

NOTE 3 - Retirement Plan

The Company maintains a Savings Incentive Match Plan for Employees of Small Employers. The Company did not contribute to the plan in 2023.

NOTE 4 - Income Taxes

The Company has elected to be taxed as an S-Corporation under the provisions of the Internal Revenue Code. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

For tax years beginning after 2021, partnerships and S Corporations can make a Pass-Through Entity Tax (Taxed PTE) Election to pay North Carolina income tax at the entity level creating a deduction against pass-through federal income. The provision for income taxes consists of taxes due for 2022 and estimated Taxed PTE North Carolina income tax due for 2023,

(Continued)

NOTE 4 - Income Taxes (Continued)

The Company has implemented the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes.* Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the positions will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently need to be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the positions and relevant facts. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As of December 31, 2023, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements and has incurred no interest or penalties related to unrecognized tax liabilities. With few exceptions, the Company is no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years before 2020.

NOTE 5 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2023, the Company had net capital of $61,704, which was $53,826 in excess of its required net capital of $7,878. The Company's ratio of aggregate indebtedness to net capital was 1.91 to 1 at December 31, 2023.

NOTE 6 - Revenue from Contracts with Customers

The Company has adopted ASU 2014-09, *"Revenue from Contracts with Customers."* This ASU requires the Company to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This standard also specifies the accounting for certain costs to obtain or fulfill a contract with customers.

(Continued)

NOTE 6 - Revenue from Contracts with Customers (Continued)

Revenue from contracts with customers includes commission income, variable annuity contracts and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage Commissions – The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied at a point in time (the trade date) because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Investment Advisory Fees – The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Variable Annuity Contracts - The Company purchases insurance based products in the form of variable annuity contracts on behalf of its customers. Each time a customer enters into one of these contracts, the Company earns a commission. The Company believes that the performance obligation is satisfied at a point in time (the contract date) because that is when the underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards of ownership of the contract have been transferred to the customer.

Unregistered Offerings - The Company sells securities which are not required to be registered with the SEC in reliance on an exemption from registration pursuant to the Securities Act of 1933. The Company believes that the performance obligation is satisfied at a point in time (the trade date) because that is when the underlying financial instrument or purchases is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities has been transferred to the customer.

(Continued)

NOTE 6 - Revenue from Contracts with Customers (Continued)

Disaggregated revenue from contracts with Customers

The following table presents revenue by major source.

Commissions:		
Other Securities Commissions		
Reits	$	262,104
Reits Trails		5,250
		267,354
Fees for Account Supervision, Investment Advisory and Other Administrative Services		
Mutual Fund Trails		510,572
Annuity Trails		546,410
Investment Advisory Fees		545,068
12b-1 Service and Distribution Fees		21,343
		1,623,393
Total Disaggregated Revenue from Contracts with Customers	$	1,890,747

Schedule 1

Intercarolina Financial Services, Inc.

Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2023

Net Capital		
Total stockholders' equity qualified for Net Capital	$	184,789
Subordinated Borrowings		0
Total capital and allowable subordinated liabilities		184,789
Deductions and/or Charges:		
Non-allowable assets:		
Certain pending commissions		2,952
Receivables from stockholders and brokers		110,368
Property and equipment, net		2,853
Prepaid Items		6,912
		123,085
Net Capital	$	61,704
Aggregate Indebtedness		
Total aggregate indebtedness included in Statement of Financial Condition net of operating lease liability not in excess of right of use asset and less advances from stockholders	$	118,158
Ratio of aggregate indebtedness to net capital		1.91
Computation of Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	7,878
Minimum dollar net capital requirement	$	5,000

Exemptive Provision Under Rule 15c3-3

An exemption from Rule 15c3-3 is claimed under section (K)(2)(B). All customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis.

Schedule 1

Intercarolina Financial Services, Inc.

Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2023

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form -17A-5 as of December 31, 2023.

Schedule 2

Intercarolina Financial Services, Inc.

Supplemental Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2023

An exemption from Rule 15c3-3 is claimed under section (K)(2)(ii). All customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis.

Schedule 3

Intercarolina Financial Services, Inc.

Supplemental Schedule of Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2023

An exemption from Rule 15c3-3 is claimed under section (K)(2)(ii). All customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Stockholders
Intercarolina Financial Services, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Intercarolina Financial Services, Inc. and SIPC, solely to assist you and SIPC in evaluating Intercarolina Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Intercarolina Financial Services, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 26, 2024

Intercarolina Financial Services, INC.

Schedule of Assessment and Payments

Year ended December 31, 2023

Assessment for December 31, 2023	$	2,853
Less:		
Payment February 20, 2024		(2,853)
Balance due February 29, 2024	$	None

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Shareholders
Intercarolina Financial Services, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Intercarolina Financial Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (exemption provisions), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 26, 2024

EXEMPTION STATEMENT

Intercarolina Financial Services, Inc. ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Intercarolina Financial Services, Inc. claims an exemption from SEC Rule 15c3-3, during the year ended December 31, 2023, pursuant to paragraph k(2)(ii).

Intercarolina Financial Services, Inc. met the identified exemption provisions throughout the year ended December 31, 2023 without exception.

Joe Navolanic, President

2-26-2024

Date